UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

YOSHITSU CO., LTD

(Name of Issuer)

American Depositary Shares, each representing one

Ordinary Share

(Title of Class of Securities)

98741L 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741L 101	Page 2 of 11

1.	Names of Reporting Persons. Mei Kanayama
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,216,436*
	6.	Shared Voting Power 16,247,564*
	7.	Sole Dispositive Power 7,216,436*
	8.	Shared Dispositive Power 12,975,050*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,464,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 64.73%%**
12.	Type of Reporting Person IN

*	Represents (i) 7,216,436 ordinary shares held personally by Mr. Mei Kanayama, (ii) 12,975,050 ordinary shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, (iii) 2,672,460 ordinary shares in the form of ADSs held by Grand Elec-Tech Limited, and (iv) 600,054 ordinary shares held by SHUR Co., Ltd. Grand Elec-Tech Limited and SHUR Co., Ltd. have delegated to Mr. Kanayama all authority to exercise the voting rights in respect of their ordinary shares.

**	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 3 of 11

1.	Names of Reporting Persons. Tokushin G. K.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,975,050
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,975,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,975,050
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 35.79%*
12.	Type of Reporting Person FI

*	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 4 of 11

1.	Names of Reporting Persons. Zhiyong Chen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,672,460*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,672,460*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,672,460*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.37%**
12.	Type of Reporting Person IN

*	Represents 2,672,460 ordinary shares in the form of ADSs held indirectly by Zhiyong Chen through Grand Elec-Tech Limited, which is 100% owned by Zhiyong Chen.

**	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 5 of 11

1.	Names of Reporting Persons. Grand Elec-Tech Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,672,460*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,672,460*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,672,460*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.37%**
12.	Type of Reporting Person FI

*	Represents 2,672,460 ordinary shares in the form of ADSs held directly by Grand Elec-Tech Limited, which is 100% owned by Zhiyong Chen.

**	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 6 of 11

1.	Names of Reporting Persons. HUHEBALA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 600,054*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 600,054*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,054*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.66%**
12.	Type of Reporting Person IN

*	Represents 600,054 ordinary shares held indirectly by HUHEBALA through SHUR Co., Ltd., which is 100% owned by HUHEBALA.

**	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 7 of 11

1.	Names of Reporting Persons. SHUR Co, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 600,054*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 600,054*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,054*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.66%**
12.	Type of Reporting Person FI

*	Represents 600,054 ordinary shares held directly by SHUR Co., Ltd., which is 100% owned by HUHEBALA.

**	The percentage is calculated based on 36,250,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 98741L 101	Page 8 of 11

ITEM 1.

(a) Name of Issuer:

Yoshitsu Co., Ltd

(b) Address of Issuer’s Principal Executive Offices:

Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan

ITEM 2.

(a) Name of Person Filing:

(i) Mei Kanayama

(ii) Tokushin G. K.

(iii) Zhiyong Chen

(iv) Grand Elec-Tech Limited

(v) HUHEBALA

(vi) SHUR Co., Ltd.

(b) Address of Principal Business Office, or if None, Residence:

(i) Mei Kanayama

Harumi 2-3-30-4810, Chuo-Ku, Tokyo, 1040053, Japan

(ii) Tokushin G. K.

6-10-3 Asumigaoka, Midori-ku, Chiba-shi, Chiba, Japan

(iii) Zhiyong Chen

Flat D26/F BLK 1 New Haven, 363 Sha Tsui Road

Tsuen Wan, Hong Kong

(iv) Grand Elec-Tech Limited

Wickhams Cay II, Road Town, Tortola, British Virgin Islands

(v) HUHEBALA

#1101, 3-6-17 Harimayacho, Kochi-shi, Kochi-ken, Japan

(vi) SHUR Co., Ltd.

TN Harimaya Building, Harimaya-cho 1-4-8, Kochi-shi, Kochi, Japan

(c) Citizenship:

(i) Mei Kanayama

Japan

(ii) Tokushin G. K.

Japan

(iii) Zhiyong Chen

Hong Kong

(iv) Grand Elec-Tech Limited

British Virgin Islands

(v) HUHEBALA

People’s Republic of China

(vi) SHUR Co., Ltd.

Japan

(d) Title of Class of Securities:

American Depositary Shares, each representing one Ordinary Share

(e) CUSIP Number:

98741L 101

CUSIP No. 98741L 101	Page 9 of 11

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 98741L 101	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

By:	/s/ Mei Kanayama
Name:	Mei Kanayama

Tokushin G. K.

By:	/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Managing Member

By:	/s/ Zhiyong Chen
Name:	Zhiyong Chen

Grand Elec-Tech Limited

By:	/s/ Zhiyong Chen
Name:	Zhiyong Chen
Title:	Director

By:	/s/ HUHEBALA
Name:	HUHEBALA

SHUR Co., Ltd.

By:	/s/ HUHEBALA
Name:	HUHEBALA
Title:	Representative Director

CUSIP No. 98741L 101	Page 11 of 11

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement*
Exhibit B.	Item 8 Statement*

* Previously filed